UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Andretti Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G26735103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G26735103	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Andretti Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,189,077
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,189,077
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,189,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G26735103	SCHEDULE 13G	Page 3 of 6

Item 1.	(a)	Name of Issuer:

Andretti Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

7615 Zionsville Road
Indianapolis, Indiana 46268

Item 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Andretti Sponsor LLC (the “Reporting Persons).

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:

7615 Zionsville Road
Indianapolis, Indiana 46268

	(c)	Citizenship:

See responses to Item 4 on each cover page.

	(d)	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

	(e)	CUSIP Number:

G26735103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP No. G26735103	SCHEDULE 13G	Page 4 of 6

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership

Andretti Sponsor LLC (“Andretti Sponsor”) directly owns 4,189,077 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), of the Issuer, which are convertible into the Issuer’s Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”).

In addition to the securities reported on the cover pages hereto, Andretti Sponsor also directly owns 10,100,000 private placement warrants to purchase 10,100,000 Class A Ordinary Shares. The warrants become exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of November 4, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 7, 2022, and assumes conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

	(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

	(b)	Percent of class:

See responses to Item 11 on each cover page.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

		(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

		(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

		(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CUSIP No. G26735103	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. G26735103	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Andretti Sponsor LLC

By:	/s/ William M. Brown
	Name:	William M. Brown
	Title:	Authorized Signatory